Exhibit 99.3

NORTHGATE MINERALS CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held Monday, October 24, 2011

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated September 20, 2011, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) in the capital of Northgate Minerals Corporation (“Northgate”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on Monday, October 24, 2011 for the following purposes:

(a)	for Shareholders to consider, pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A-1 to the accompanying management information circular dated September 21, 2011 (the “Circular”), to approve a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Circular (the “Arrangement”);

(b)	to consider and, if thought advisable, to approve an amendment to the 2007 Northgate Stock Option Plan, as more particularly described in the enclosed Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Shareholders at the Meeting are set forth in the accompanying Circular.

The board of directors of Northgate UNANIMOUSLY recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The record date for determination of Shareholders entitled to receive notice of, and to vote at, the Meeting was the close of business on September 23, 2011 (the “Record Date”). Only Shareholders whose names have been entered in the register of holders of Shares as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

If you are a non-registered Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

Each Share entitled to be voted on each resolution at the Meeting will entitle the Shareholder to one vote at the Meeting on all matters to come before the Meeting. The Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes cast at the Meeting by Shareholders in person or by proxy. All other resolutions must be approved by a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person are requested to sign, date and return the applicable accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. Shareholders are asked to complete the form of proxy accompanying this Notice of Special Meeting. To be effective, the proxy must be received by Computershare Investor Services Inc. at 100 University Avenue, 9th Floor North Tower,

Toronto, Ontario, M5J 2Y1, or by facsimile: 1-866-249-7775 (toll free North America) or (416) 263-9524 (International), not later than 10:00 a.m. (Toronto time) on October 20, 2011 or 48 hours (excluding Saturdays, Sundays or any other holiday in British Columbia or Ontario) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Pursuant to the Interim Order, registered Shareholders have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Shares. This dissent right and the dissent procedures are more particularly described in the Circular accompanying this Notice of Special Meeting. The dissent procedures require that a registered Shareholder who wishes to dissent send a written notice of objection to the Arrangement Resolution to Northgate: (i) at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4; or (ii) by facsimile transmission to: (416) 363-6392 (Attention: Vice President, General Counsel and Corporate Secretary), to be received by no later than 5:00 p.m. on October 20, 2011 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Toronto time) on the second day immediately preceding the day to which the Meeting is adjourned or postponed, and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures set forth in Part 8, Division 2 of the BCBCA, as modified by the provisions of the Interim Order and the Plan of Arrangement, will result in loss of the right to dissent. See “Dissenting Shareholders’ Rights” in the accompanying Circular.

If a Shareholder receives more than one form of proxy because such Shareholder owns Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Northgate knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting. Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Circular carefully before submitting the form of proxy. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Arrangement Resolution and the amendment to the 2007 Northgate Stock Option Plan.

Dated at the City of Toronto, in the Province of Ontario, this 21st day of September, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTHGATE MINERALS CORPORATION

“Matthew J. Howorth”
Matthew J. Howorth
Vice President, General Counsel and
Corporate Secretary
Northgate Minerals Corporation